OPTIMER PHARMACEUTICALS, INC.

10110 SORRENTO VALLEY ROAD

SAN DIEGO, CA 92121

FEBRUARY 5, 2007

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn:	Jeffrey Riedler

Re:	Optimer Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-138555)

Dear Mr. Riedler:

On behalf of Optimer Pharmaceuticals, Inc. (the “Company”), I hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on February 7, 2007 at 4:30 p.m. E.S.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission.  The Company hereby authorizes Martin J. Waters or Mark M. Liu of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Martin J. Waters at (858) 350-2308.

Sincerely,

/s/ John D. Prunty

John D. Prunty
Chief Financial Officer